UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

February 15, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
976,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
976,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
976,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
976,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
976,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
976,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Special Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 9

This amendment No. 9 to Schedule 13D (this “Amendment No. 9”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 9, collectively the “Schedule 13D”) with respect to the Common Stock, no par value (the “Shares”), of Buffalo Wild Wings, Inc., a Minnesota corporation (the “Issuer”).   This Amendment No. 9 is being filed to reflect the addition of a new reporting person, Marcato Special Opportunities Master Fund LP (“Marcato Special Opportunities Fund”).  Capitalized terms not defined in this Amendment No. 9 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

Item 2 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a), (f) This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership (“Marcato”), Richard T. McGuire III, a United States citizen, Marcato International Master Fund Ltd., a Cayman Islands exempted company (“Marcato International”) and Marcato Special Opportunities Fund, a Cayman Islands limited partnership.  Mr. McGuire is the managing partner of Marcato, the investment manager of Marcato International and Marcato Special Opportunities Fund.  Marcato, Mr. McGuire, Marcato International and Marcato Special Opportunities Fund are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address for each of Marcato, Mr. McGuire, Marcato International and Marcato Special Opportunities Fund is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(c) Mr. McGuire is the managing partner of Marcato, an entity that serves as investment manager of Marcato International and Marcato Special Opportunities Fund.  The principal business of Marcato International is to purchase, sell, trade and invest in securities.  The principal business of Marcato Special Opportunities Fund is to purchase, sell, trade and invest in securities.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 9

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby supplementally amended as follows:

The net investment costs (including commissions, if any) of the Shares directly owned by Marcato Special Opportunities Fund is approximately $4,090,000, including the net cost of Shares.  The amounts paid were funded by working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, (i) Marcato, and Mr. McGuire may each be deemed to be the beneficial owners of 976,100 Shares, constituting approximately 5.6% of the Shares, (ii) Marcato International may be deemed to be the beneficial owner of 950,000 Shares (the "Marcato International Shares") constituting approximately 5.4% of the Shares and (iii) Marcato Special Opportunities Fund may be deemed to be the beneficial owners of 26,100 Shares (collectively with the Marcato International Shares, the "Marcato Shares") constituting approximately 0.2% of the Shares, each based upon a total of 17,462,465 Shares outstanding as of February 7, 2017 (based on disclosure in the Issuer's Current Report on Form 8-K filed with the SEC on February 7, 2017).

(b) Marcato International may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 950,000 Shares.  Marcato Special Opportunities Fund may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 26,100 Shares.  Marcato, as the investment manager of Marcato International and Marcato Special Opportunities Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

(c) The transactions by Marcato Special Opportunities Fund in the securities of the Issuer during the past sixty days are set forth in Exhibit O.  Except as set forth in Exhibit O, there have been no other transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The limited partners of (or investors in) Marcato International and Marcato Special Opportunities Fund, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby supplementally amended as follows:

On February 15, 2017, the Reporting Persons entered into a Joint Filing Agreement, dated February 15, 2017 (the “Joint Filing Agreement”).  A copy of the Joint Filing Agreement is attached hereto as Exhibit P and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement*
 Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016*
Exhibit D:  Presentation, dated August 25, 2016*
Exhibit E:  Schedule of Transactions in Shares*
Exhibit F:  Joinder Agreement*
Exhibit G:  Presentation, dated October 5, 2016*
Exhibit H:  Schedule of Transactions in Shares*
Exhibit I:  Letter, dated October 13, 2016*
Exhibit J:  Letter, dated December 6, 2016*
Exhibit K:  Schedule of Transactions in Shares*
Exhibit L:  Notice, dated February 6, 2017
Exhibit M:  Press Release, dated February 6, 2017*
Exhibit N:  Form of Engagement and Indemnification Agreement*
Exhibit O:  Schedule of Transactions in Shares
Exhibit P:  Joint Filing Agreement, dated February 15, 2017

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 9

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2017

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Special Opportunities Master Fund LP
By: MCM I General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit O

TRANSACTIONS
The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 16, 2017. Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Transaction	Shares Bought (Sold)	Unit Proceeds/Cost	Security

Marcato Special Opportunities Master Fund LP	2/15/2017	Buy	25,500	$156.63	Common Stock

Marcato Special Opportunities Master Fund LP	2/16/2017	Buy	600	$157.95	Common Stock

Exhibit P

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 15, 2017

Marcato Capital Management LP
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Special Opportunities Master Fund LP
By: MCM I General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person